EXHIBIT (a)(1)(B)

LETTER ANNOUNCEMENTS

Letter from the President and Chief Executive Officer

EXECUTIVE SUMMARY

Following this summary are full details of a stock option exchange program. Key provisions are as follows:

1.)	You are being offered the opportunity to exchange one stock option for every three that you have with a strike price equal to or greater than $14.00.

2.)	If you wish to accept this offer you must complete and return the relevant documentation by December 31, 2009.

3.)	The strike price of the new options will be the average of the closing prices of our common stock during the five trading days immediately before December 31, 2009.

4.)	Vesting will be based on the same schedule as originally applied to the exchanged options. For most participants, vesting of the new options will be the lesser of four (4) years or one-hundred eighty (180) days less than the expiring date of your current stock options.

5.)	You should review all of the disclosures we are providing to you and make your own individual decision on whether to accept the Company’s offer. As Chief Executive Officer, I will be accepting this stock option exchange offer.

Phil Carter

Letter from the Secretary and Chief Legal Officer

To:	Eligible Participants
From:	Rebecca L. Myers, Secretary and Chief Legal Officer
Date:	December 2, 2009
Re:	Stock Option Exchange Program

We are pleased to provide details of our Stock Option Exchange Program (the “Option Exchange”). As you may be eligible to participate, we encourage you to read carefully the attached memorandum entitled “Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options According to an Exchange Ratio.” This document will help you to understand fully the risks and benefits of this program.

Below you will find a basic outline of the program, as well as other resources to help inform your decision to participate. The following offering materials are being provided to you with this announcement:

•	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options According to an Exchange Ratio (the “Offer Information Document”);

•	Election Form; and

•	The Rotech Healthcare Inc. Common Stock Option Plan (the “Equity Plan”), under which all replacement options will be granted.

Eligibility

We are making an offer (the “Offer”) to allow eligible Rotech employees and directors to exchange existing options that have an exercise price equal to or greater than $14.00 per share, outstanding under the Equity Plan for replacement options to purchase a lesser number of shares of our common stock to be granted under the Equity Plan. Replacement stock options will have an exercise price equal to the fair market value of one share of our common stock on the date the replacement options are granted, which is expected to be December 31, 2009. We will determine the fair market value of our common stock for purposes of the exercise price based on the average of the closing prices of our common stock on the OTC Bulletin Board during the five trading days immediately preceding the replacement grant date. Stock options that have a per share exercise price less than $14.00 or equal to or less than the per share exercise price of the replacement options will not be eligible for exchange.

You are eligible to participate in the Option Exchange Program only if you:

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were a member of Rotech’s board of directors or were employed by Rotech on December 2, 2009. To be an eligible participant, such persons must remain employed by us or providing services as a director through the grant date of the replacement options;

•	hold at least one eligible option on December 2, 2009.

Information regarding your eligible options is being provided to you. If you require additional copies of the offering materials, including the election form, please send your request via e-mail to ExchangeOffer@rotech.com.

Replacement Options

The offer period begins now and is expected to end at 5:00 p.m. U.S. Eastern Time on December 31, 2009, unless we extend the Offer. To participate in the Option Exchange Program, you may submit your eligible options for cancellation, and replacement options will be granted to you on the date that we cancel your options (the “replacement grant date”). We will deliver the option agreement evidencing your replacement options to you as soon thereafter as we can practically do so.

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You will receive one replacement stock option for every three eligible stock options surrendered pursuant to the Offer. The exchange ratio will be applied on a grant-by-grant basis. Replacement option grants calculated according to the exchange ratio will be rounded down to the nearest whole share on a grant-by-grant basis. Stock options for fractional shares will not be issued.

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Your replacement options will have an exercise price per share equal to the per share fair market value of our common stock on the replacement grant date as determined by the compensation committee of our board of directors (our “Compensation Committee”). We will determine the fair market value of our common stock for purposes of the exercise price based on the average of the closing prices of our common stock on the OTC Bulletin Board during the five trading days immediately preceding the replacement grant date.

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Your replacement stock options will retain the same expiration date as the surrendered stock options (referred to herein as the “regular expiration date”), subject to earlier expiration of the options upon termination of your service with us.

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Your replacement stock options will be subject to a new vesting schedule. Regardless of the vested status of the eligible stock options surrendered pursuant to the Offer, no portion of the replacement stock options will be vested on the date of grant of the replacement stock options. The replacement stock options will be subject to a new vesting schedule, beginning on the replacement grant date, based upon the same vesting schedule as originally applied to the options that are being surrendered in the Offer. However, if the regular expiration date of the replacement stock options would occur prior to the replacement stock options becoming fully vested under the above schedule, vesting will be accelerated, such that 100% of the replacement stock options will fully vest as of 180 days prior to the regular expiration date of the replacement stock options, subject to your continued service with us through such date. For example, if the options that you elect to exchange in the Offer were initially subject to a four year quarterly vesting schedule, the replacement stock options will vest in sixteen equal quarterly installments, with the first installment vesting 90 days after the replacement grant date, subject to your continued service with us on each such date. However, if the eligible options that you elect to exchange in the Offer were subject to a four year quarterly vesting schedule, but the replacement stock options will expire three years after the replacement grant date, then one-sixteenth (1/16) of your replacement stock options will vest in quarterly installments for approximately two and one-half (2 ½) years, and on the 180th day prior to the regular expiration date of your replacement options, the remainder of the replacement options will vest, subject to your continued service with us on such date. However, the vesting of your replacement options will not accelerate if the unvested portion expires earlier than the 180th day prior to the regular expiration date (e.g., pursuant to your termination of service with Rotech).

•	Your replacement options will be treated as non-qualified stock options for U.S. federal income tax purposes, regardless of the tax status of the eligible options surrendered for exchange.

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Your replacement options will be granted under the Equity Plan and will be subject to the terms and conditions of such plan. Except as otherwise described herein or in the Offer Information Document, your replacement stock options will have the same terms and condition as applied to the options you elect to surrender in the Option Exchange.

The Option Exchange is being made under the terms and subject to the conditions of the Offer Information Document and the related election form. You should carefully read each of these documents before you decide whether to participate in the Option Exchange.

How to Participate

If you would like to participate in the program, you will need to submit your election form by the expiration of the Offer, which is currently scheduled for 5:00 p.m. U.S. Eastern Time on December 31, 2009, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer.

You must submit your properly signed and completed election form by emailing a scanned or pdf copy of the election form to ExchangeOffer@rotech.com. Rotech will send you a confirmation of your election to participate in the Offer by e-mail or mail, in its discretion.

You must complete the election process in the foregoing manner no later than 5:00 p.m. U.S. Eastern Time on December 31, 2009, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer. If we have not received all properly completed and signed documents before the Offer expires, you will have rejected this Offer and you will keep your current options. Only documents that are complete, signed and actually received by Rotech via the delivery method described above by the deadline will be accepted. Documents submitted by any other means are not permitted.

You may withdraw or change your previously submitted election to exchange options at any time on or before 5:00 p.m. U.S. Eastern Time on December 31, 2009, by properly submitting a new election form. If the Offer is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Offer.

How to Learn More

We know that the materials that we send you may seem voluminous, but it is important that you read and understand and act on all of these materials. We have attempted to anticipate many of the questions you may have regarding the terms of the Option Exchange Program and have included some frequently asked questions as part of the Offer Information Document. We urge you to read the Offer Information Document and related exhibits carefully. Participation is completely voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions.

You should direct any questions about the Offer or requests for assistance (including requests for additional copies of any documents relating to this Offer) by e-mail to ExchangeOffer@rotech.com.

Although our Compensation Committee, pursuant to authority delegated to it by our board of directors, has approved the Offer, neither we nor our Compensation Committee or board of directors make any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to in this package. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

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